UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934*

TearLab Corporation
(Name of Issuer) Common Stock, $0.001 par value
(Title of Class of Securities) 878193101
(CUSIP Number) December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	878193101	Page 2 of 7

1	NAME OF REPORTING PERSONS Mathew P. Arens I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No .	878193101	Page 3 of 7

1	NAME OF REPORTING PERSONS First Light Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 46-3521994
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON IA

CUSIP No.	878193101	Page 4 of 7

Item 1(a).		Name of Issuer:
TearLab Corporation

Item 1(b).		Address of Issuer’s Principal Executive Offices:
9980 Huennekens Street, Suite 100, San Diego, CA 92121

Item 2(a).		Name of Person Filing:
Mathew P. Arens

First Light Asset Management, LLC (“First Light,” and together with Mr. Arens, the “Reporting Persons”)

First Light was deemed to be the beneficial owner of the Issuer’s shares reflected in Item 4 of the original Schedule 13G filed January 11, 2017 (the “Original Schedule 13G”) by virtue of the fact that it acts as investment adviser to certain persons, each of whom had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, those shares. Mr. Arens was also deemed to be the beneficial owner of such shares because of his position as managing member and majority owner of First Light, and also due to his previous direct ownership of additional shares of the Issuer in his individual capacity.

The Reporting Persons disposed of all of the Issuer’s shares of which they had beneficial ownership as of December 31, 2017. Because the Reporting Persons held less than 5% of the Issuer’s shares as of December 31, 2017, there was no annual amendment of the Original Schedule 13G for 2018.

Item 2(b).		Address of Principal Business Office or, if None, Residence:
3300 Edinborough Way, Suite 201, Edina, MN 55435

Item 2(c).		Citizenship:
Mathew P. Arens – United States citizen First Light – Delaware limited liability company

Item 2(d).		Title of Class of Securities:
Common Stock, $0.001 par value

Item 2(e).		CUSIP Number:
878193101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No.	878193101	Page 5 of 7

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
Mathew P. Arens – 0 First Light – 0

	(b)	Percent of class:
Mathew P. Arens – 0.0% First Light – 0.0%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote
Mathew P. Arens – 0 First Light – 0

		(ii)	Shared power to vote or to direct the vote
Mathew P. Arens – 0 First Light – 0

		(iii)	Sole power to dispose or to direct the disposition of
Mathew P. Arens – 0 First Light – 0

		(iv)	Shared power to dispose or to direct the disposition of
Mathew P. Arens – 0 First Light – 0

CUSIP No .	878193101	Page 6 of 7

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2018

Signature:	/s/ Mathew P. Arens
Name:	Mathew P. Arens

FIRST LIGHT ASSET MANAGEMENT, LLC Date: May 11, 2018

By:	/s/ Jin K. Lien
Name:	Jin K. Lien
Title:	Chief Compliance Officer

CUSIP No .	878193101	Page 7 of 7

Exhibit A

JOINT FILING AGREEMENT

The Undersigned agree that the statement on Schedule 13G with respect to the common stock of TearLab Corporation, dated as of May 11, 2018, is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(K) under the Securities Exchange Act of 1934, as amended.

Date: May 11, 2018

Signature:	/s/ Mathew P. Arens
Name:	Mathew P. Arens

FIRST LIGHT ASSET MANAGEMENT, LLC Date: May 11, 2018

By:	/s/ Jin K. Lien
Name:	Jin K. Lien
Title:	Chief Compliance Officer